SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Essex Rental Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title and Class of Securities)

448638205

(CUSIP Number)

John Heckman 3201 Enterprise Parkway, Suite 200 Beachwood, Ohio 44122 (216) 593-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 105759104	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Capital Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,683,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,683,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 105759104	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Capital Company III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turks & Caicos Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 102,629
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 102,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 105759104	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirtland Partners Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,785,763
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,785,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 105759104	Page 5 of 6 Pages

EXPLANATORY NOTE

The following constitutes Amendment No. 2 (“Amendment 2”) to the statement on Schedule 13D filed on behalf of (a) Kirtland Capital Partners III L.P. (“KCP III”), (b) Kirtland Capital Company III LLC (“KCC III”), and (c) Kirtland Partners Ltd. (“Kirtland” and, collectively with KCP III and KCC III, the “Reporting Persons”) with the Securities and Exchange Commission on November 13, 2008 (the “Schedule 13D”), as amended by Amendment No. 1, filed with the Securities and Exchange Commission on March 28, 2012. All Items not supplemented in this Amendment 2 remain unchanged. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented by the addition of the following information:

Effective October 11, 2012, 801,152 shares of Common Stock directly owned by KCP III were distributed to the partners of KCP III on a pro rata basis for no consideration. Effective October 11, 2012, 48,851 shares of Common Stock directly owned by KCC III were distributed to the members of KCC III on a pro rata basis for no consideration.

Item 4. Purpose of Transaction

Item 4 is supplemented by the addition of the following information:

Other than the October 11, 2012 distributions of 801,152 shares of Common Stock to the partners of KCP III and 48,851 shares of Common Stock to the members of KCC III, none of the Reporting Persons or the individuals identified on Schedule I hereto have any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

Item 5. Interest in Securities of the Issuer.

Item 5 is supplemented by the addition of the following information:

(a) As of the date hereof, Kirtland beneficially owns: (i) 1,683,134 shares of Common Stock with KCP III, which represents approximately 6.9% of the issued and outstanding shares of Common Stock; and (ii) 102,629 shares of Common Stock with KCC III, which represents approximately 0.4% of the issued and outstanding shares of Common Stock. Accordingly, Kirtland, as of the date hereof, is the beneficial owner of an aggregate of 1,785,763 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Kirtland shares: (i) voting and dispositive power with respect to 1,683,134 shares of Common Stock with KCP III; and (ii) voting and dispositive power with respect to 102,629 shares of Common Stock with KCC III. Accordingly, Kirtland, as of the date hereof, has voting power and dispositive power over an aggregate of 1,785,763 shares of Common Stock, constituting approximately 7.3% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock.

(c) Except as described below, no transactions in shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Schedule 1 hereto, during the past sixty days.

Effective October 11, 2012, 801,152 shares of Common Stock directly owned by KCP III were distributed to the partners of KCP III on a pro rata basis for no consideration. Effective October 11, 2012, 48,851 shares of Common Stock directly owned by KCC III were distributed to the members of KCC III on a pro rata basis for no consideration. None of the Reporting Persons have voting or investment control over the shares of Common Stock distributed to the partners of KCP III or members of KCC III and, therefore, the Reporting Persons no longer beneficially own such shares.

SCHEDULE 13D

CUSIP No. 105759104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2012

Kirtland Capital Partners III L.P.
By: Kirtland Partners Ltd., its general partner

By:	/s/ John Heckman
Name: John Heckman
Title: Vice President, Treasurer and Assistant Secretary

Kirtland Capital Company III LLC
By: Kirtland Partners Ltd., its managing member

By:	/s/ John Heckman
Name: John Heckman
Title: Vice President, Treasurer and Assistant Secretary

Kirtland Partners Ltd.

By:	/s/ John Heckman
Name: John Heckman
Title: Vice President, Treasurer and Assistant Secretary